Mercedes-Benz Auto Lease Trust 2019-B
Investor Report
Collection Period Ended   28-Feb-2021

Amounts in USD

Dates

Collection Period No.	16			
Collection Period (from... to)	1-Feb-2021	28-Feb-2021		
Determination Date	11-Mar-2021			
Record Date	12-Mar-2021			
Payment Date	15-Mar-2021			
Interest Period of the Class A-1 Notes (from... to)	16-Feb-2021	15-Mar-2021	Actual/360 Days	27
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 3/15/2021	15-Feb-2021	15-Mar-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	530,000,000.00	89,675,567.09	49,370,381.15	40,305,185.94	76.047521	0.093152
Class A-3 Notes	440,000,000.00	440,000,000.00	440,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	109,960,000.00	109,960,000.00	109,960,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,279,960,000.00**	**639,635,567.09**	**599,330,381.15**	**40,305,185.94**		
Overcollateralization	208,393,333.59	226,973,883.37	226,973,883.37			
Total Securitization Value	**1,488,353,333.59**	**866,609,450.46**	**826,304,264.52**			
present value of lease payments	612,169,560.17	232,465,353.23	215,431,922.17			
present value of Base Residual Value	876,183,773.42	634,144,097.23	610,872,342.35			

	Amount	Percentage
Initial Overcollateralization Amount	208,393,333.59	14.00%
Target Overcollateralization Amount	226,973,883.37	15.25%
Current Overcollateralization Amount	226,973,883.37	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	2.010000%	150,206.57	0.283409	40,455,392.51	76.330929
Class A-3 Notes	2.000000%	733,333.33	1.666667	733,333.33	1.666667
Class A-4 Notes	2.050000%	187,848.33	1.708333	187,848.33	1.708333
Total		**1,071,388.23**		**$41,376,574.17**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,413,935,666.91	792,191,783.78	751,886,597.84

Available 2019-B Collections	
Lease Payments Received	16,463,790.44
Net Sales Proceeds-early terminations (incl Defaulted Leases)	15,156,344.45
Net Sales Proceeds-scheduled terminations	17,760,517.48
Excess wear and tear included in Net Sales Proceeds	56,752.91
Excess mileage included in Net Sales Proceeds	105,124.29
Subtotal	49,380,652.37
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	510.43
Total Available Collections	**49,381,162.80**

Distribution on the Exchange Note	
(1) Total Servicing Fee	722,174.54
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (2.06%)	1,359,929.23
(3) Exchange Note Principal Distributable Amount	40,305,185.94
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	6,993,873.09
Total Distribution	**49,381,162.80**

Available Funds ABS Notes	
Total Exchange Note Payments	41,665,115.17
Reserve Account Draw Amount	0.00
Total Available Funds	**41,665,115.17**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,071,388.23
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	40,305,185.94
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	288,541.00
Total Distribution	**41,665,115.17**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	722,174.54	722,174.54	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,071,388.23	1,071,388.23	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	150,206.57	150,206.57	0.00
thereof on Class A-3 Notes	733,333.33	733,333.33	0.00
thereof on Class A-4 Notes	187,848.33	187,848.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,071,388.23	1,071,388.23	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	40,305,185.94	40,305,185.94	0.00
Principal Distribution Amount	40,305,185.94	40,305,185.94	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,720,883.33
Reserve Fund Amount - Beginning Balance	3,720,883.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	36.19
minus Net Investment Earnings	36.19
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,720,883.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	36.19
Net Investment Earnings on the Exchange Note	
Collection Account	474.24
Investment Earnings for the Collection Period	510.43

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,488,353,333.59	34,342
Securitization Value beginning of Collection Period	866,609,450.46	23,421
Principal portion of lease payments	11,650,381.26	
Terminations- Early	11,643,658.64	
Terminations- Scheduled	14,410,446.90	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,600,699.14	
Securitization Value end of Collection Period	826,304,264.52	22,503

| Pool Factor | 55.52% |

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.66	13.41
Weighted Average Seasoning (months)	13.74	25.23
Aggregate Base Residual Value	1,019,238,943.26	660,646,465.04
Cumulative Turn-in Ratio		81.28%
Proportion of base prepayment assumption realized life to date		30.29%
Actual lifetime prepayment speed		0.30%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	822,825,237.99	22,414	99.58%
31-60 Days Delinquent	2,288,327.38	60	0.28%
61-90 Days Delinquent	1,011,884.68	25	0.12%
91-120 Days Delinquent	178,814.47	4	0.02%
Total	826,304,264.52	22,503	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.144%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,224,013.61	27	17,628,624.74	413
Liquidation Proceeds	866,606.99		13,350,408.80	
Recoveries	292,750.97		2,453,545.14	
Principal Net Credit Loss / (Gain)	64,655.65		1,824,670.80	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.092%
Prior Collection Period	0.158 %
Second Prior Collection Period	0.075 %
Third Prior Collection Period	0.221 %
Four Month Average	0.136%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.123%

Average Net Credit Loss / (Gain)   4,418.09

	Current		Cumulative	
Residual Loss	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	27,430,791.07	891	368,414,194.26	11,419
Sales Proceeds and Other Payments Received	31,239,051.85		405,848,857.15	
Residual Loss / (Gain)	(3,808,260.78)		(37,434,662.89)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(5.399)%
Prior Collection Period	(5.009%)
Second Prior Collection Period	(6.984%)
Third Prior Collection Period	(5.712%)
Four Month Average	(5.776)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (2.515)%

Average Residual Loss / (Gain)   (3,278.28)